UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | SASOL'S GUERBET UNIT AT LAKE CHARLES ACHIEVES BENEFICIAL OPERATION**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

SASOL'S GUERBET UNIT AT LAKE CHARLES ACHIEVES BENEFICIAL OPERATION

Sasol is pleased to announce that the Guerbet alcohols unit at the Lake Charles Chemicals Project ("LCCP") achieved beneficial operation on 19 June 2020. The new Guerbet unit is Sasol's second Guerbet alcohol production site, with the other located in Brunsbuettel, Germany. This means that 100 percent of LCCP's specialty chemicals units are now online, and that 86 percent of total nameplate capacity of LCCP is operational. The Guerbet unit is the sixth LCCP production unit to be brought into production, and has a nameplate capacity of 30 000 tons per year, using Sasol's proprietary technology.

The LCCP Ziegler unit, which achieved beneficial operation on 16 June 2020, is an extension of the existing Ziegler plant in Lake Charles and adds to existing Ziegler capacity from Brunsbuettel in Germany. It is the largest of its kind in the world, adding nameplate capacity of 173 000 tons per year of alcohol and 32 000 tons per year of alumina. The Ziegler unit is the most technically complex of the units in the LCCP and is also based on Sasol's proprietary technology.

The last remaining unit to come online at LCCP will be the low density polyethylene (LDPE) plant, which was damaged during a fire in January 2020. This is on track for beneficial operation by the end of September 2020, as per previous guidance. At the end of May 2020, the LCCP capital expenditure was tracking the previously communicated guidance of US$12,8 billion.

23 June 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 June 2020

By: /s/ M M L Mokoka

Name: M M L Mokoka

Title: Company Secretary